

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

Via E-mail
Quanlong Chen
President
China Fruits Corp.
Fu Xi Technology & Industry Park,
Nan Feng County
Jiang Xi Province, P. R. China

>   Re: **China Fruits Corp.**
>   **Form 8-K**
>   **Filed October 30, 2013**
>   **File No. 000-22373**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please amend your filing to state whether you have consulted your newly engaged accountant during the two most recent years and any subsequent interim period prior to engaging that accountant. Refer to Item 304(a)(2) of Regulation S-K. In addition, obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K.

2.   We note from your filing that PCAOB revoked the registration of your former accountant, Lake & Associates, CPA's LLC ("Lake"), who audited your financial statements for the years ended December 31, 2011 and 2012. Please be advised, as Lake is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Lake audited a year that you are required to include in

your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. Please tell us by filing a supplementary correspondence via EDGAR how you intend to address the required re-audit of the 2012 financial statements by no later than November 11, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 202-551-3394 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Steve Lo

Steve Lo
Staff Accountant